Magic Software Enterprises Ltd.

October 24, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Kim

VIA EDGAR

      Re:       Magic Software Enterprises Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2015
     Filed April 27, 2016
     File No.  000-19415

Dear Ms. Kim

Our U.S. counsel, Steven Glusband, forwarded to us the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 6, 2016 concerning the above-referenced filing (the “Comment Letter”). As Mr. Glusband indicated to you in your telephone conversation of today, we had not previously seen the Comment Letter. We respectfully request an extension until November 7, 2016 to respond.

Sincerely,

/s/ Amit Birk
Amit Birk
General Counsel
Magic Software Enterprise Ltd.